Exhibit 3.1

CERTIFICATE OF MERGER

OF

ROME MERGER SUB, INC.

WITH AND INTO

ROCK-TENN COMPANY

Pursuant to Section 1105 of the Georgia Business Corporation Code (the “GBCC”) and acts amendatory thereof and supplemental thereto, Rock-Tenn Company, a Georgia corporation (“RockTenn”), hereby certifies the following information relating to the merger of Rome Merger Sub, Inc., a Georgia corporation (“Rome Merger Sub”), with and into RockTenn (the “Merger”).

FIRST.  The name and state of incorporation of each of the constituent entities that is a party to the Merger (the “Constituent Corporations”) is as follows:

Name	State
Rome Merger Sub, Inc.	Georgia
Rock-Tenn Company	Georgia

SECOND.  A Second Amended and Restated Business Combination Agreement, dated as of April 17, 2015 and amended as of May 5, 2015 (the “Business Combination Agreement”), by and among RockTenn, Rome Merger Sub, WestRock Company (formerly known as Rome-Milan Holdings, Inc.), a Delaware corporation, MeadWestvaco Corporation, a Delaware corporation, and Milan Merger Sub, LLC, a Delaware limited liability company, setting forth the terms and conditions of the Merger, has been duly approved by the shareholders of each of the Constituent Corporations in accordance with Section 1103 of the GBCC.

THIRD.  The surviving corporation of the Merger shall be RockTenn (the “Surviving Corporation”), its name shall remain “Rock-Tenn Company” and it shall be governed by the laws of the State of Georgia.

FOURTH.  The Articles of Incorporation in the form attached hereto as Annex A shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

FIFTH.  A copy of the plan of merger is on file at the principal place of business of the Surviving Corporation, which is located at 504 Thrasher Street, Norcross, Georgia 30071.

SIXTH.  A copy of the plan of merger will be furnished by the Surviving Corporation, on request and without cost, to any shareholder of either of the Constituent Corporations.

SEVENTH.  This Certificate of Merger, and the Merger provided for herein, shall become effective and shall have been consummated by operation of law without further act or deed upon the part of the Constituent Corporations as of 11:00 a.m., Eastern Time, on the first day of July, 2015.

IN WITNESS WHEREOF, the Surviving Corporation has caused this Certificate of Merger to be executed and sealed by its duly authorized officer as of this thirtieth day of June, 2015.

ROCK-TENN COMPANY

By:	/s/ Robert B. McIntosh
Name: Robert B. McIntosh
Title: Executive Vice President, General Counsel, and Secretary

Annex A

ARTICLES OF INCORPORATION

OF

ROCK-TENN COMPANY

FIRST:  The name of the corporation (hereinafter called the “Corporation”) is Rock-Tenn Company.

SECOND:  The address of the registered office of the Corporation in the State of Georgia is Corporation Service Company, 40 Technology Parkway South, #300, Norcross, Georgia 30092, in Gwinnett County, and the name of the registered agent of the Corporation in the State of Georgia at such address is Corporation Service Company.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Title 14 of the Georgia Code and acts amendatory thereof and supplemental thereto (the “Georgia Business Corporation Code”).

FOURTH:  The aggregate number of shares which the Corporation shall have authority to issue is 1,000 shares of Common Stock, par value $0.01 per share.

FIFTH:  In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

SIXTH:  Subject to the last sentence of Article SEVENTH, the Corporation reserves the right to amend, alter, change or repeal any provisions contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and these Articles of Incorporation, and all rights conferred upon shareholders and directors herein, are granted subject to this reservation.

SEVENTH:  To the fullest extent permitted by the Georgia Business Corporation Code as it now exists and as it may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director or officer; provided, however, that nothing contained in this Article SEVENTH shall eliminate or limit the liability of a director (i) for any appropriation, in violation of his or her duties, of any business opportunity of the Corporation, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code and (iv) for any transaction from which the director received an improper personal benefit.  No amendment to or repeal of this Article SEVENTH shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

EIGHTH:  The Corporation shall, to the fullest extent permitted by Chapter 2, Article 8, Part 5 of the Georgia Business Corporation Code, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Part from and against any and all of the expenses, liabilities or other matters referred to in or covered by said Part.  Such indemnification shall be mandatory and not discretionary.  The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaws, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.  Any repeal or modification of this Article EIGHTH shall not adversely affect any right to indemnification of any persons existing at the time of such repeal or modification with respect to any matter occurring prior to such repeal or modification.

The Corporation shall to the fullest extent permitted by the Georgia Business Corporation Code advance all costs and expenses (including without limitation, attorneys’ fees and expenses) incurred by any director or officer within 15 days of the presentation of same to the Corporation, with respect to any one or more actions, suits or proceedings, whether civil, criminal, administrative or investigative, so long as the Corporation receives from the director or officer an unsecured undertaking to repay such expenses if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation under the Georgia Business Corporation Code.  Such obligation to advance costs and expenses shall be mandatory, and not discretionary, and shall include, without limitation, costs and expenses incurred in asserting affirmative defenses, counterclaims and cross claims.  Such undertaking to repay may, if first requested in writing by the applicable director or officer, be on behalf of (rather than by) such director or officer, provided that in such case the Corporation shall have the right to approve the party making such undertaking.

NINTH:  Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

TENTH:  The Corporation shall publish a notice of the filing of these Articles of Incorporation in accordance with Section 14-2-201.1(b) of the Georgia Business Corporation Code.

ELEVENTH:  The address of the principal place of business of the Corporation is 504 Thrasher Street, Norcross, GA 30071.